Mail Stop 3561

									December 2, 2005


Dr. Jean-Marie Dupuy
President and Chief Executive Officer
Viropro, Inc.
8515, Place Devonshire, Suite 207
Mount-Royal Town, Quebec
Canada H4P 2K1

      Re:	Viropro, Inc.
      Form 10-KSB for the Fiscal Year Ended November 30, 2004
      Filed March 14, 2005
      File No. 333-06718

Dear Dr. Dupuy:

	We have reviewed your response letter filed on November 16,
2005
to our comment letter dated November 4, 2005 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended November 30, 2004

Financial Statements

Notes to Financial Statements

Note 2: Summary of Significant Accounting Policies, page 16

1. We have reviewed your response to comment 4 in our letter dated
November 4, 2005.    Please provide us with the following
information:

* Confirm whether the "Effect of changes in exchange rate" line item
on your statement of cash flows represents the effect of exchange-rate changes on cash balances held in foreign currencies as required
by paragraph 25 of SFAS 52.   In your response, please tell us
whether the amount was calculated consistent with the sample illustration provided in paragraph 146 of SFAS 95 and whether your cash balances are denominated in U.S. Dollars, Canadian Dollars, or a combination of both.

* Explain how you calculated the $2,478 foreign currency translation adjustment (CTA) and how you determined this amount should exactly agree to the "Effect of changes in exchange rate" line item on your statement of cash flows. Based on the amounts included in your balance sheet and statements of operations, the CTA balance appears understated.

* If material, disclose within your financial statements or footnotes the aggregate foreign currency transaction gain or loss included in determining net income/loss in each period for which a statement of operations is presented. If you did not recognize any transaction gains and losses, please tell us the reasons for your determination.
See paragraphs 15 and 30 of SFAS 52.

2. We have reviewed your response to comment 5 in our letter dated November 4, 2005. Please confirm that you will disclose your accounting policy for equity instruments issued to other than employees in future filings. In your response, please also tell us the disincentives for nonperformance included in your third-party agreements and how those disincentives allow for a performance commitment, as defined in footnote 3 of EITF 96-18. Please note that forfeiture of the issuable shares as the sole remedy in the event of third-party non-performance is not considered a sufficiently large disincentive for purposes of applying EITF 96-18.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-
3716
with any other questions.


								Sincerely,



									William Choi
									Accounting Branch
Chief

Dr. Jean-Marie Dupuy
Viropro, Inc.
December 2, 2005
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